SatCon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

January 11, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	David Burton
Staff Accountant

	Re:	SatCon Technology Corporation
Item 4.01 Form 8-K
Filed January 3, 2006; Amendment No. 1 Filed January 6, 2006
File No. 1-11512

Dear Mr. Burton:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Current Report on Form 8-K (the “Original Form 8-K”) filed on January 3, 2006 (event date December 28, 2005), as set forth in a letter dated January 5, 2006 to David E. O’Neil (the “Comment Letter”).  Please note that Amendment No. 1 to the Original Form 8-K was filed on January 6, 2006.  The Company is concurrently filing via EDGAR Amendment No. 2 to the Current Report on Form 8-K (the “Second Amended 8-K”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 8-K dated December 28, 2005

Item 4.01.  Changes in Registrant’s Certifying Accountant

Comment No. 1

Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed.  It is not sufficient to state that the audit committee “decided to no longer engage” the former auditor, as that wording is unclear to a reader.  Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

Response to Comment No. 1

In order to address the Staff’s Comment, in the Second Amended 8-K, the Company has revised the first paragraph of Item 4.01(a) as follows (additions are shown as bold and double-underlined; deletions are shown as strikethroughs):

“On December 28, 2005, the Audit Committee of the Board of Directors of SatCon Technology Corporation (the “Company”) decided to ~~no longer engage~~ dismiss Grant Thornton LLP (“Grant Thornton”) as the Company’s independent public accountants and to engage Vitale, Caturano & Company, LTD. (“Vitale”) as the Company’s independent public accountants to audit the financial statements of the Company for the fiscal year ending September 30, 2006.  Such dismissal was conveyed to Grant Thornton by telephone on December 29, 2005.”

Please note that, as required by Item 304(a)(1)(iii), the first line of the text indicates that the Audit Committee of the Board of Directors approved the decision to change accountants.

Comment No. 2

To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response to Comment No. 2

An updated Exhibit 16 letter from Grant Thornton LLP is attached to the Second Amended 8-K.

*          *          *          *          *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ David E. O’Neil

David E. O’Neil
Vice President of Finance